Exhibit 1

April 3, 2019

PG&E Announces New Chief Executive Officer and Appointment of a Refreshed Board of
Directors; New Leadership Focused on Enhancing Safety Culture and Operational Excellence

William Johnson Named CEO and President

Ten New Directors to be Appointed; Seven Current Directors Stepping Down

New CEO and Board to Bring Fresh Perspectives, Experience and Expertise to Further Strengthen
Culture of Safety and Accountability and to Lead PG&E Through the Restructuring Process in the
Interest of All Stakeholders

The Appointment of the New CEO and Board is the Result of Engagement with the Company’s
Shareholders and Stakeholders

San Francisco, Calif. — PG&E Corporation (NYSE: PCG) (the “Company,” and together with Pacific Gas and Electric Company, “PG&E”) today announced the appointment of William “Bill” Johnson as Chief Executive Officer and President and the appointment of 10 new directors to its Board of Directors (the “Board”). The Board appointments will be effective as of the next in-person Board meeting, which will be held as soon as practicable. The significant changes in leadership reflect PG&E’s focus on strengthening its safety culture and operational effectiveness and successfully navigating the Company’s Chapter 11 process.

Safety at PG&E is the central-most mission of both the management team and the Board. To that end, PG&E made a commitment to enacting leadership changes, including selecting a new CEO and undertaking a significant Board refreshment process to replace a majority of the Board with new independent directors prior to the Company’s 2019 Annual Meeting of Shareholders. In addition to the appointment of Mr. Johnson as CEO and President, the Company today announced a refreshed Board that includes 13 highly accomplished individuals committed to further enhancing PG&E’s safety culture, understanding and properly responding to customer concerns and fairly treating wildfire victims, employees, retirees and other interested parties. Mr. Johnson, the management team and the Board are also committed to working constructively with regulators, policymakers and other stakeholders in an open and transparent fashion in support of California’s policy goals.

The PG&E Board stated: “We have heard the calls for change and have taken action today to ensure that PG&E has the right leadership to bring about real and dynamic change that reinforces our commitment to safety, continuous improvement and operational excellence. We believe our new CEO and the newly constituted Board will help PG&E address California’s evolving energy challenges and deliver what our customers expect from their energy company.”

Bill Johnson, PG&E’s New CEO

Bill Johnson is concluding a more than six-year tenure as President and CEO of the Tennessee Valley Authority (TVA), with responsibility for leading the nation’s largest publicly owned utility in its mission of providing energy, environmental stewardship and economic development across a seven-state region.

During Mr. Johnson’s time at TVA, the organization achieved the best safety records in its 85-year history and has been a perennial top decile safety performer in the utility industry. In that same period, Mr. Johnson led the retirement of more than half of TVA’s coal generation, resulting in a reduction of TVA’s carbon emissions by about 50% over the last decade. He was responsible for leading the generation of more than 50% of TVA’s energy from non-greenhouse gas emitting sources. He also oversaw TVA’s expansion into utility scale solar in recent years, with the addition of approximately 1,000 megawatts (mWs), and pursued the modernization of its hydro assets to increase the overall amount of renewable resources. TVA’s renewable portfolio includes almost 2,400 mWs of wind and solar and 5,800 mWs of hydro capacity.

Prior to his tenure at TVA, Mr. Johnson was the Chairman, President and CEO of Progress Energy. Throughout his career in the electric utility industry, Mr. Johnson has collaborated closely with elected officials and other community leaders to deliver safe and reliable electricity to millions of customers. The Board expects Mr. Johnson to begin his role in late April 2019.

The PG&E Board stated: “We are pleased to announce Bill Johnson as PG&E’s new Chief Executive Officer and President. Mr. Johnson brings substantial safety and operational expertise from his extensive career in the energy industry. With more than a decade of combined chief executive experience at two large utility companies, Mr. Johnson has a deep understanding of managing risk and the responsibility of keeping customers safe. Most recently, as President and CEO of the Tennessee Valley Authority, he was responsible for leading the nation’s largest publicly owned utility in its mission of providing energy, environmental stewardship and economic development across a seven-state region. We believe Mr. Johnson is the right leader for PG&E as we work to strengthen our safety culture and navigate a complex and challenging period in our company’s history.”

Mr. Johnson said, “The 24,000 employees of PG&E are clearly dedicated to this state and are determined to provide safe, reliable, affordable and clean energy to 16 million Californians. I am humbled to take on this new challenge and am dedicated to meeting the high expectations that our customers, regulators and legislators have for PG&E. While the challenges facing PG&E and California are significant, by working together, we will overcome them to serve the best interests of our customers, their families and the communities we serve. This starts with a steadfast commitment to providing safe and reliable power.”

Reflecting his absolute commitment to safety, more than half of Mr. Johnson’s incentive compensation will be directly tied to safety performance and metrics, which PG&E believes significantly exceeds industry standards.

The PG&E Board continued, “We appreciate the calm and steady hand that John Simon demonstrated while serving as our interim CEO. Mr. Simon’s stewardship kept the Company focused on public safety and enabled the Board to conduct its refreshment process to address PG&E’s future needs.”

Board Refreshment

Effective as of the next in-person Board meeting, which will be held as soon as practicable, Richard Barrera, Jeffrey Bleich, Nora Mead Brownell, Cheryl Campbell, Michael Leffell, Kenneth Liang, Dominique Mielle, Meridee Moore, Kristine Schmidt and Alejandro Wolff will join continuing PG&E directors Fred Fowler, Richard Kelly and Eric Mullins on the Board. In connection with these appointments, the remaining directors will be stepping down from the Board at that time. The members of the newly constituted Board will elect a new Chair of the Board and determine committee assignments. All PG&E directors, including the newly appointed directors, will stand for election at the Annual Meeting, scheduled for May 21, 2019. In addition, Bill Johnson will stand for election as a fourteenth director at the upcoming Annual Meeting. Abrams Capital Management, Knighthead Capital Management and Redwood Capital Management engaged in discussions with PG&E’s Board and management as part of PG&E’s CEO selection and Board refreshment process and have expressed support for the new CEO and the new Board.

In addition to the experience and backgrounds of the continuing PG&E directors, the new CEO and the 10 new directors represent a group of highly qualified and diverse executives who add fresh perspectives, leadership experience and specific expertise. The newly constituted Board will be well-positioned to guide the Company through its current challenges and drive necessary changes. PG&E’s new CEO and Board share the core belief that the Company’s success will be rooted in safety and operational excellence. Accordingly, these matters are their highest priority. PG&E’s new CEO and Board are also attuned to the interests of the Company’s many stakeholders and are committed to continued transparent and constructive engagement with wildfire victims, customers, civic leaders, regulators, policymakers, shareholders, business partners, creditors, employees and retirees, among others. PG&E worked with its shareholders and stakeholders to create a well-rounded Board in terms of both backgrounds and skills needed to address the unique and complex circumstances facing PG&E, including those arising out of PG&E’s Chapter 11 cases. Moreover, PG&E will benefit from the diversity — in perspectives, ethnicities and genders — of its new directors. The Board also expects to supplement its experience by adding advisory members with specific expertise, including with respect to nuclear safety and cybersecurity.

PG&E’s New Board of Directors

PG&E believes that a diverse Board with a mix of operational, safety, risk management, regulatory, restructuring, financial, audit and business experience will be critical in continuing improvements to safety, driving operational excellence and navigating the restructuring process. The new directors include individuals who have lived and worked in California, received degrees from universities in California, and who have California-related regulatory experience. The newly comprised Board will include:

•	Industry leaders who have dedicated their careers to delivering safe and reliable utility service to millions of customers;
•	Leaders with fresh perspectives on safety and risk management; and
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Leaders with over 125 years of collective experience in financial and operational restructurings, which often involved making fundamental changes to corporate culture. This experience will not only help guide PG&E through Chapter 11, but will also enable cultural change at PG&E.

The 13 members of the incoming Board are as follows:

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Jeffrey Bleich is a Partner at the global law firm Dentons and a leader of its global diplomatic consulting group. He served as U.S. Ambassador to Australia from 2009 to 2013 and also previously served as Special Counsel to President Obama. Prior to that, Mr. Bleich was a long-time partner at the California law firm Munger, Tolles & Olson LLP, where he was recognized as one of California’s leading litigators. He has three decades of experience in resolving complex domestic and international disputes and specializing in cybersecurity. Mr. Bleich serves on several boards, including as Chair of the Fulbright Foreign Scholarship Board (appointed by President Obama). He has also previously served as Chair of the California State University Board of Trustees, President of the California State Bar, a member of the Governor’s International Trade and Investment Council and President of the Bar Association of San Francisco. Mr. Bleich is a long-time California resident.

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Nora Mead Brownell has served as a Commissioner of the Federal Energy Regulatory Commission (FERC), a member of the Pennsylvania Public Utility Commission and President of the National Association of Regulatory Utility Commissioners. During her time at FERC, Ms. Brownell oversaw the transition of the North American Electric Reliability Corporation to FERC oversight after Congress passed the Energy Policy Act of 2005, which provided for mandatory electric reliability standards. Ms. Brownell has been an advocate for consumer protection, competitive markets and national energy infrastructure development. She has worked extensively with California stakeholders to resolve market and infrastructure issues. Ms. Brownell currently serves as a board member of National Grid plc, a multinational investor-owned electric and gas utility company, and has served on its Safety Committee for over six years. She has served on multiple energy and utility boards, including Spectra Energy Partners, LP and Oncor Electric Delivery Company LLC, and clean technology company boards. Ms. Brownell is the co-founder of Espy Energy Solutions, LLC, an energy consulting firm.

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Richard Barrera has over 20 years of asset management and financial expertise investing in businesses undergoing transformations across a wide range of sectors. Throughout his career, Mr. Barrera has invested in the electric utility and independent power industries and has participated in numerous restructurings both in and out of Chapter 11. In 2013, Mr. Barrera founded Roystone Capital Management (“Roystone”), an asset management firm which invests across the capital structure in both debt and equity. Prior to Roystone, he was a Partner and Co-Portfolio Manager at Redwood Capital Management and Glenview Capital Management, both private investment management firms. Mr. Barrera’s restructuring experience includes several bankruptcies involving complex litigation and a number of telecommunication restructurings in which he actively helped companies recapitalize balance sheets to enable successful operational turnarounds.

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Cheryl Campbell has 35 years of energy experience in midstream, interstate pipelines and utilities. She is most recently a former Senior Vice President of Xcel Energy, Inc., a major electric and gas utility operating in eight states and serving 5.4 million customers. She developed Xcel Energy’s risk management, regulatory, environmental and operating plans for its gas assets while improving operating and financial results across the enterprise. Ms. Campbell also served as President and CEO of WestGas InterState, a FERC-regulated pipeline owned by Xcel Energy, developing the same programs. Her experience includes strategic planning, operations, regulator and risk management. Ms. Campbell served on the U.S. Department of Transportation’s Gas Pipeline Advisory Committee, providing guidance to the Secretary of Transportation on the safety of the nation’s gas pipeline infrastructure. She served as a member of the independent panel assessing the enterprise risk management and overall safety of the 11 gas utilities in Massachusetts in the aftermath of the September 2018 explosions and fires in Merrimack Valley. In addition to the Department of Transportation Gas Pipeline Advisory Committee, Ms. Campbell has served on multiple energy and utility-related boards, including Hoffman Southwest Corporation and the Colorado Oil and Gas Association.

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Fred Fowler has extensive knowledge and over 45 years of experience in utility company operations, including safety, natural gas and gas liquids production, transportation and marketing, and electricity generation, transmission and distribution. He brings leadership, management and business skills developed as an executive and a director of numerous public and privately held companies. Mr. Fowler is retired Chairman of the Board of Spectra Energy Partners, LP, a master limited partnership that owns natural gas transmission and storage assets. Mr. Fowler was also President and Chief Executive Officer of Spectra Energy Corp, a natural gas gathering and processing, transmission and storage, and distribution company. In addition, he was President and Chief Operating Officer of Duke Energy.

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Richard Kelly has over 45 years of diverse energy experience and leadership as a utility industry executive. He is retired Chairman and CEO of Xcel Energy Inc., a utility supplier of electric power and natural gas service operating in eight Western and Midwestern states. Mr. Kelly previously served on the Board of BrightSource Energy, Inc. (a solar thermal technology company). His specific expertise includes safety, utility operations, clean energy, nuclear and renewable power and finance.

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Michael Leffell is the Founder of Portage Partners, a privately held company focused on sourcing, analyzing and monitoring non-traditional investment opportunities. He is also Chairman of Canoe Software, a financial technology company. Mr. Leffell was previously the Deputy Executive Managing Member at Davidson Kempner Capital Management, a global institutional investment management firm, where for 20 years he co-managed the Distressed Investment strategy, including multiple positions in a broad range of large complex corporate restructuring and domestic and international bankruptcies that often implicated complex litigation. Mr. Leffell has served on boards of public and private companies, including Genco Shipping and Trading Limited, a publicly traded transportation services company.

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Kenneth Liang was a Senior Managing Director and Head of Restructurings at Oaktree Capital Management’s Opportunities Funds, Oaktree’s largest investment strategy fund. Mr. Liang retired from Oaktree in April 2018 after being with Oaktree since its inception over 20 years ago. Mr. Liang joined Oaktree at its formation in 1995 as an original equity holder and served as Oaktree’s General Counsel until June 2001. Before Oaktree, he served as a Senior Vice President at TCW Group. Mr. Liang has extensive U.S. and international experience as a significant stakeholder in prominent and complex restructurings of many troubled businesses inside and outside of Chapter 11 and in court-supervised reorganizations. He has served on the Boards of Tribune Media Co., Tekni-Plex, Inc., Pulse Electronics Corp., STORE Capital Corporation and Excel Maritime Carriers Ltd., among others. Mr. Liang graduated from the University of Southern California and Georgetown University Law Center, and lives in California.

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Dominique Mielle was a Partner and Senior Portfolio Manager at Canyon Capital Advisors, LLC, where she worked from 1998 to 2017. Ms. Mielle has played key roles in complicated bankruptcies where public safety and the economic well-being of the public were critical issues requiring extensive engagement with government entities, regulatory agencies and affected communities. Ms. Mielle was a member of the creditors’ committee for the Commonwealth of Puerto Rico, and also served as a restructuring committee member of American Airlines, Continental Airlines, Delta Airlines, Northwest Airlines and United Airlines in the wake of the September 11 attacks. Ms. Mielle currently serves as a director of Anworth Mortgage Asset Corporation and a director of Studio City International Holdings Ltd. Ms. Mielle earned an MBA from Stanford University and lives in California.

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Meridee Moore has over 25 years of investment and restructuring experience over a wide range of industries. She is the Founder, CEO and Chief Investment Officer of Watershed Asset Management, a San Francisco-based alternative asset manager. Watershed managed capital for institutional investors for over 15 years. Previously, Ms. Moore was a Partner and Portfolio Manager at Farallon Capital Management, a global institutional investment firm. Ms. Moore has invested and participated in numerous restructurings in and out of Chapter 11, including PG&E’s restructuring in 2001. Ms. Moore currently serves as an Independent Director of BlackRock Capital Investment Corp., on the Advisory Board of Fiduciary Counseling Corporation and on the Board of Nextgen Climate America, a California-based climate policy non-profit. She has served on the Boards of Morgans Hotel Group and AMF Bowling Worldwide, among others. Ms. Moore has a J.D. from Yale Law School and is a long-time California resident.

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Eric Mullins is Co-Chief Executive Officer of Lime Rock Resources, L.P., a private equity oil and gas investment firm that acquires, operates, and improves oil and natural gas properties in the U.S. Prior to co-founding Lime Rock Resources, L.P. in 2005, Mr. Mullins worked in the Investment Banking Division of Goldman Sachs & Co. for 15 years, most recently as Managing Director in the firm’s Energy and Power Group, where he led numerous financing, structuring, and strategic advisory transactions for public and private oil and gas exploration and production companies. He brings strategic management, leadership and corporate financial expertise developed as an executive in the investment banking industry working with public and private companies in the natural resources and utilities sector.

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Kristine Schmidt has over 35 years of experience in the electricity industry, having worked for and consulted with some of the largest public utilities throughout the United States. Over the last 25 years, Ms. Schmidt’s experience was primarily in the regional wholesale market arena and high voltage transmission development and regulatory policies. The regional wholesale markets are critical across the United States to efficiently and cost-effectively integrate large scale renewables. Ms. Schmidt has served as a FERC Commissioner Advisor, addressing national policies and reforms resulting from the California Energy Crisis and FERC’s expanded authority from the Energy Policy Act, among other key policy issues. Ms. Schmidt was the Chair of the inaugural Western Energy Imbalance Market (WEIM) Governing Body, which promotes the integration of surplus renewables energy into the grid and is a member of the Board with governance responsibility over the wholesale energy imbalance market in the western region, including California. Ms. Schmidt was previously CEO of Peak Utility Services Group, a leading utility service construction provider. She was also a corporate officer with the nation’s largest independent high voltage transmission company, ITC Holdings Corporation, and the President of ITC Great Plains, which has the highest percentage of utility scale wind power in the nation. Ms. Schmidt has also held various senior management responsibilities for public utilities, including Xcel Energy, and served on the Board of Peak Utility Services Group.

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Alejandro Wolff served in the U.S. State Department for 34 years, serving as the U.S. Ambassador to the Republic of Chile from 2010 to 2013 and previously served as U.S. Ambassador to the United Nations. Mr. Wolff has dealt with natural disasters during tours in Algeria and Chile, and conflict and terrorist situations during assignments in Cyprus and France. As ambassador to the Republic of Chile, Mr. Wolff promoted U.S.-origin renewable energy alternatives for Chile, including solar power. Mr. Wolff currently serves as a director of Albemarle Corporation (“Albemarle”), a global specialty chemicals company. As a member of Albemarle’s Health, Safety & Environment Committee, Mr. Wolff brings considerable knowledge of clean energy, sustainability, renewable energy and electricity storage. Mr. Wolff also serves as the Lead Independent Director and Chair of the Corporate Governance and Nominating Committee of Versum Materials, an electronic materials company with operations in California, and as a director of JetSMART Holdings, an airline in South America. Mr. Wolff was raised in California, graduated from the University of California, Los Angeles, and continues to have close ties to California.

In addition to its own extensive search, which involved a professional search firm and the consideration of over 100 candidates, the PG&E Board received input from shareholders and stakeholders during the Board refreshment and CEO selection process. These discussions involved close consideration and review of dozens of highly qualified candidates with a wide range of skill sets and experiences sourced from a variety of stakeholders. PG&E has valued this dialogue and will continue to engage in conversations with its stakeholders as it works to further improve PG&E’s safety and operational performance.

About PG&E Corporation
PG&E Corporation (NYSE: PCG) is a holding company headquartered in San Francisco. It is the parent company of Pacific Gas and Electric Company (the “Utility”), an energy company that serves 16 million Californians across a 70,000-square-mile service area in Northern and Central California. Each of PG&E Corporation and the Utility is a separate entity, with distinct creditors and claimants, and is subject to separate laws, rules and regulations. For more information, visit http://www.pgecorp.com. In this news release, they are together referred to as “PG&E.”

Cautionary Statement Concerning Forward-Looking Statements
This news release includes forward-looking statements that are not historical facts, including statements about the beliefs, expectations, estimates, future plans and strategies of PG&E Corporation and the Utility. These statements are based on current expectations and assumptions, which management believes are reasonable, and on information currently available to management, but are necessarily subject to various risks and uncertainties. In addition to the risk that these assumptions prove to be inaccurate, factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include factors disclosed in PG&E Corporation’s and the Utility’s annual report on Form 10-K for the year ended December 31, 2018, and their subsequent reports filed with the Securities and Exchange Commission (the “SEC”). Additional factors include, but are not limited to, those associated with the Chapter 11 cases of PG&E Corporation and the Utility that commenced on January 29, 2019. PG&E Corporation and the Utility undertake no obligation to publicly update or revise any forward-looking statements, whether due to new information, future events or otherwise, except to the extent required by law.

Additional Information
PG&E Corporation and the Utility intend to file a joint proxy statement and other documents with the SEC in connection with their solicitation of proxies for their 2019 Annual Meetings. Investors and security holders are urged to read any such joint proxy statement (and any amendments and supplements thereto), the accompanying WHITE proxy card and other documents that have been or may be filed with the SEC carefully and in their entirety as they contain or will contain important information about the 2019 Annual Meetings. Investors and security holders should read the joint proxy statement carefully before making any voting or investment decisions. Investors and security holders may obtain free copies of these and other documents filed with the SEC by PG&E Corporation and the Utility through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by PG&E Corporation and the Utility with the SEC will be available on their website at http://investor.pgecorp.com.

Participants in the Solicitation
PG&E Corporation and the Utility and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the matters to be considered at the 2019 Annual Meetings. Information regarding certain of the directors and officers of PG&E Corporation and the Utility is contained in their joint proxy statement for their 2018 Annual Meetings, which was filed with the SEC on March 26, 2018. To the extent holdings of PG&E Corporation’s and the Utility's securities by directors or executive officers have changed since the amounts set forth in the 2018 joint proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is or will be included in the joint proxy statement and other relevant documents filed with the SEC in connection with the 2019 Annual Meetings.

PG&E Corporation
Media Relations, 415-973-5930